Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Cadence Bank
Commission File No.:  001-34073
Date:  October 27, 2025

The following is a transcript of a speech by Steve Steinour, Chief Executive Officer of Huntington Bancshares Incorporated (“Huntington”) made available for replay for Huntington employees.

To: All Colleagues
10/27/2025

Good morning, everyone. I am very excited to be with you today to share some important news. Huntington has reached an agreement to acquire Cadence Bank, a great regional bank with a strong presence across Texas, Mississippi, and the South. Now, this marks a major milestone in our growth strategy, bringing the full strength of the Huntington franchise to many more customers and communities. So let me share with you a few of the reasons we're so excited about this. First, this is a partnership. It gives us immediate scale in Texas and Mississippi. And at the same time, we'll immediately become a top 10 bank in Alabama and in Arkansas. Second, this partnership gives us a strategic foothold in several of the nation's fastest growing markets, including Houston, Dallas, Fort Worth, Austin, Atlanta, Nashville, Orlando, and Tampa. We have a powerful playbook for growing in markets like that. You've seen it work in the Carolinas, and we know we can compete and win. And then third, if you look at the map, you can see that Cadence's footprint is highly complementary to ours. And this allows Huntington to bring our full franchise to eight new states. We'll be able to deliver the full range of our products and services across 21 states, from the Midwest to the South to Texas. Cadence also has approximately 390 branches, and we're excited to maintain this full network of branches. We're not closing any and plan to invest to grow over time, especially in many of these really exciting markets. Now, fourth, and most importantly, this is a great cultural fit. Cadence's relationship first, community-based approach aligns very well with our values. We both believe in looking out for people and doing so at the local level. Our history is also well aligned. Cadence was established just 10 years after Huntington, all the way back to 1876. And like us, they were founded on modest roots and grew organically and over time through strategic combinations. Now, looking forward, we currently expect the combination to close in the first quarter of 2026 with the conversion in the second quarter. And through this process, we'll be greeting many new colleagues who will join our team from Cadence. When that time comes, I know you'll help make them feel incredibly warmly welcomed. Make them feel valued as a Huntington colleague from the first day, your very first interaction. We can show them that what makes our culture so special by bringing it to life. And on that note, let's make sure to make our new Cadence customers feel just as welcome and valued as they join Huntington. Let me close by saying this. Your efforts have positioned us for this moment. We've built an incredible foundation and a winning formula. And that's why banks like Veritex and Cadence see Huntington as a partner of choice. We're an organization they trust to help them grow and look out for their customers and communities. And I'm incredibly grateful for the partnership, the engagement and the enthusiasm that Dan Rollins, the CEO of Cadence, and the entire senior management team have brought to this process. Right now, we have a chance to do something truly special as we continue to grow and expand in the South and in Texas. And I am thrilled to be at this moment announcing it to you. Now, this is a lot of work. It won't be easy. It'll take a lot of effort, and it'll take all of us working together. But the opportunities ahead for our company, for our colleagues, are incredible. And that's something we should all be excited about. So skeptics will ask: can we meet the moment as a team? And I'm going to tell them today and every day forward, I have no doubt that we will. With your commitment and dedication, we will meet the moment. We will deliver and we will grow this combination that's coming together with Cadence. So, on behalf of Brandt, who again led this effort, and all of the executive leadership team, thank you for all you do every day. And please, please keep up that great work. Have a great day.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively.  Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.  Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com.  References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction.  Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”